China United Insurance Service, Inc.

7F, No. 311 Section 3

Nan-King East Road

Tapei City, Tawain

March 20, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	China United Insurance Service, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed September 30, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 12, 2013

File No. 000-54884

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China United Insurance Service, Inc. (the “Company”) dated February 20, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 1 – Organization and Principal Activities, page 41

Staff Comment 1:         In the eighth paragraph on page 41 you disclose that on July 2, 2012 one million shares of your common stock held by a director were “reclassified” as one million shares of your Series A Convertible Preferred Stock pursuant to Board and shareholder approval. Please address the following comments:

•               Based on the information in your consolidated statements of changes in equity it appears that you merely recorded this “reclassification” as an exchange of par value. It appears you did not record any compensation related to this transaction. Please explain and reference for us the authoritative literature you rely upon to support your accounting. In this regard, at a minimum it is apparent that your Series A convertible preferred stock has 10 votes per share whereby common stock only has one and therefore appears to be more valuable than common stock.

Response:       The preferred stock has no quantitative preferences over common stock, such as liquidation preferences and dividend preferences, and is specifically granted equal status to common stock pursuant to the terms of the Certificate of Designation. Authoritative guidance for the valuation of preferred stock is somewhat limited. Revenue ruling 83-120, issued to enhance the guidance from revenue ruling 59-60, is the main source. Section 4.01 states the most important factors in determining the value of preferred stock are its yield and dividend coverage and the payment protection of its liquidation preference. The value of a share of preferred stock is derived from the following formula:

Value of preferred share	=	Dividend (future income stream) Required dividend yield (required rate of return)

The preferred stock in question does not have any liquidation preferences nor any preferential dividend rights. The formula above does not have voting rights as an input to value preferred stock. Therefore, the Company believes voting rights is simply a qualitative factor. There is no element of compensation as the holder is not providing any additional service to the company. In addition, the preferred stock in question is convertible in to common stock one for one. If it had been more valuable than common, the conversion formula would have been different.

Based on the above, we believe qualitative rights such as voting rights are difficult to value and do not make the preferred shares more valuable than the common stock.

•               Please revise your disclosure to indicate all the preferences and provisions of your Series A convertible preferred stock as required by ASC 505-10-50-3.

Response:       The following disclosures, as required by ASC 505-10-50-3, will be provided in an Amendment to the Form 10-K for the year ended June 30, 2013 (the “Amendment”) to be filed once the Company has satisfied the comments of the Staff:

The Company is authorized to issue 10,000,000 shares of preferred stock, $.00001 par value. We currently have 1,000,000 shares of Series A Preferred Stock (“Series A Stock”) outstanding as of [date], 2014.

Voting Rights. Except as otherwise provided by law, the Series A Stock and the common stock vote together on all matters submitted to a vote of our shareholders. Each holder of Series A Stock is entitled to ten votes for each share of Series A Stock held of record by such holder as of the applicable record date on any matter that is submitted to a vote of the stockholders of the Registrant.

Series A Board Designee and Board Restriction. In addition to the voting rights disclosed above, the holders of the Series A Stock shall be entitled to appoint one director (the “Series A Director”). No Board resolution regarding certain material Company actions can be made without the affirmative vote of the Series A Director.

Dividends. The holders of Series A Stock are entitled to share equally with the holders of common stock, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Registrant as may be declared by the Board.

Liquidation. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Registrant, the holders of common stock and the holders of Series A Stock shall be entitled to share equally on a per share basis, in all assets of the Registrant of whatever kind available for distribution.

Conversion Rights. The holders of the Series A Stock have the right to convert their shares thereof at any time into shares of the Registrant's common stock. Each share of Series A Stock is convertible into one share of common stock.

If the Registrant in any manner subdivides or combines the outstanding shares of common stock, the outstanding shares of the Series A Stock will be subdivided or combined in the same manner.

Business Combinations. In any merger, consolidation, reorganization or other business combination, the consideration received per share by the holders the common stock and the holders of the Series A Stock in such merger, consolidation, reorganization or other business combination shall be identical; provided however, that if such consideration consists, in whole or in part, of certain equity interests, the rights and limitations of such equity interests may differ to the extent that the rights and limitations of the common stock and the Series A Stock differ.

Fully Paid and Nonassessable. All of our outstanding shares of preferred stock are fully paid and nonassessable.

Additional preferred stock may be authorized and issued in the future in connection with acquisitions, financings, or other matters, as the Board of Directors deems appropriate.  In the event that the Registrant issues any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Delaware.  The effect of this preferred stock designation power is that our Board of Directors alone, subject to Federal securities laws, applicable blue sky laws, and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

•               Separately tell us why your preferred stock is properly classified in equity and reference for us the authoritative literature you relied upon to support your accounting.

Response:       Section 480-10-25 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Section 480-10-05-2 classifies all of the following as examples of an obligation:

a.  An entity incurs a conditional obligation to transfer assets by issuing (writing) a put option that would, if exercised, require the entity to repurchase its equity shares by physical settlement. (Further, an instrument that requires the issuer to settle its obligation by issuing another instrument [for example, a note payable in cash] ultimately requires settlement by a transfer of assets.)

b.  An entity incurs a conditional obligation to transfer assets by issuing a similar contract that requires or could require net cash settlement.

c.  An entity incurs a conditional obligation to issue its equity shares by issuing a similar contract that requires net share settlement.

The Series A Preferred Stock does not fall in to any of the above categories as an obligation. The preferred stock is convertible in to a fixed number of common shares (one for one). Therefore, the preferred stock has been properly classified as equity

Note 2 – Summary of Significant Accounting Policies Segment Reporting, page 45

Staff Comment 2:         You disclose that you operate in one segment. Given the different political and regulatory environments as well as the economic environments between the People’s Republic of China and the Republic of China, please tell us how you operate in one segment. Reference for us the authoritative literature you rely upon to support your accounting.

Response:       ASC-280-10-50-12 states, a public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a.  Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.  The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1.  The combined reported profit of all operating segments that did not report a loss

2.  The combined reported loss of all operating segments that did report a loss.

c.  Its assets are 10 percent or more of the combined assets of all operating segments.

The PRC subsidiaries do not meet any of the above quantitative thresholds, therefore segment reporting based on geographical location is not appropriate.

Note 9 – Recent Acquisition, page 49

Staff Comment 3:         In the penultimate paragraph on page 41 you disclose that certain of your shareholders sold 65.95% of the ownership in Law Enterprise Co., Ltd. to AHFL on August 17, 2012, one week prior to your acquisition of AHFL. Please tell us whether your acquisition of AHFL and the sale of Law Enterprise were contingent upon each other, contractually or otherwise. Please tell us whether you had any relationship with the prior owners of AHFL, and if so the extent of that relationship. In this regard the approximately $5.3 million bargain purchase gain (which you attribute in the first paragraph of this footnote as being, in part, from the sellers’ strategic intent to enter the PRC market and in part, from sellers’ interest in owning a company quoted on the Over-the-Counter Bulletin Board) is almost twice as much as the purchase consideration conveyed. We note that the PRC operation represents only approximately 7% of your revenues in fiscal 2013 and the first quarter of fiscal 2014, it appears that there may have been additional underlying substantive reasons behind both transactions. Please explain.

Response:       Although our acquisition of AHFL and the sale of Law Enterprise were not contractually contingent upon each other, the Company and the parties always viewed the transactions as one contemplated transaction.

When the Company acquired AHFL, AHFL directly held 65.95% of Law Enterprise Co., Ltd. (“Law Enterprise”), a holding company limited by shares incorporated in Taiwan. Law Enterprise directly held (i) 100% Law Insurance Broker Co., Ltd. (“Law Broker”), a company limited by shares incorporated in Taiwan; (ii) 97.84% of Law Risk Management & Consultant Co., Ltd., a company limited by shares incorporated in Taiwan (“Law Management”); and (iii) 96% of Law Insurance Agent Co., Ltd. (“Law Agent”), a limited liability company incorporated in Taiwan.

Immediately prior to the consummation of the acquisition, certain shareholders of AHFL, including Mr. Yi-Hsiao Mao, had relationships with the Company including the following: (i) Mr. Yi-Hsiao Mao, together with Ms. Shu-Fen Lee (his wife) and Ms. Li-Chieh Mao (his daughter), owned 17.9% of the outstanding shares of the Company and 24.25% of the outstanding shares of AHFL; (ii) Mr. Yi-Hsiao Mao, one of the directors of the Company, also acts as the sole director of AHFL and the board chairman of Law Enterprise, Law Broker, Law Management and Law Agent, and as the supervisor of Jiangsu Law Broker Co., Ltd., (iii) Ms. Shu-Fen Lee also acts as general manager of Law Broker; (iv) Ms. Hui-Hsien Chao, a shareholder of AHFL and Law Agent, is also a shareholder of the Company (v) Ms. Hui-Hsien Chao also acts as vice-general manager of Law Broker and director of Law Agent; (vi) Ms. Yung-Chi Chuang, a shareholder of AHFL, is also a shareholder and Chief Financial Officer of the Company; (vii) Mr. Tung-Chi Hsieh, a shareholder of AHFL, is also a shareholder of the Company; (viii) Mr. Tung-Chi Hsieh acts as the Chief Operating Officer of the Company; (ix) Ms. Wen-Ti Tu, a shareholder of AHFL, is also a shareholder of the Company; (x) Ms. Wen-Ti Tu acts as the assistant general manager of Law Broker; (xi) Mr. Wen-Che Shen, a shareholder of AHFL, is also a shareholder of the Company; (xii) Mr. Wen-Che Shen acts as the assistant general manager of Law Broker. Due to the affiliated transaction nature as described above, the Company complied with applicable laws and its internal charter documents. Please refer to the 8-K filed on August 24, 2012 for details.

Despite of the significant difference in terms of revenue between the ROC operation and the PRC operation, the parties to the acquisition, through their business judgment, have strong confidence and reached consensus that the difference in terms of potential for growth and aggregate market size of insurance agency and brokerage business between PRC market and ROC market is larger than the current revenues indicate. The parties believe that utilizing the well-developed insurance agency and brokerage market of the ROC, the acquisition could give the Company a significant advantage to better utilize the large potential of the PRC market with the well-developed management skills used in the ROC. The Company operates its PRC business primarily through its variable interest entities named Law Anhou Insurance Agency Co., Ltd. (“Anhou”, formerly known as Henan Anhou Insurance Agency Co., Ltd.) which 100% holds Sichuan Kangzhuang Insurance Agency Co., Ltd. (“Sichuan Kangzhuang”) and Jiangsu Law Insurance Broker Co., Ltd. (“Jiangsu Law”). Anhou has obtained a PRC nationwide license to operate insurance agency business in the PRC on April 20, 2012. Subsequent to the said acquisition and to further implement the Company’s strategy to expand its business in PRC, Anhou increased its registered capital to RMB50 million ($8,165,890) on October 24, 2013 to meet the requirement of China Insurance Regulatory Commission (“CIRC”) so that it can set up new branches in any province beyond its current operations in the PRC under its nationwide insurance agency license.

Note 13 – Income Tax, page 50

Staff Comment 4:         Please revise your disclosure to provide the information required by ASC 740-10-50-2 regarding deferred tax assets and liabilities. Otherwise, please tell us why this disclosure is not required explaining why there are no material differences between US GAAP accounting and statutory income tax accounting in the People’s Republic of China or the Republic of China.

Response:       The deferred tax assets or liabilities have not been recorded because the temporary differences are immaterial. The difference between US GAAP and PRC and ROC tax rules are reflected in the rate reconciliation. Certain expenses recorded in the books are not deductible for tax purposes as indicated in Note 13 to the financial statements.

Controls and Procedures

Management’s annual r e port on internal control o ver finan cial repo rting, p age 56

Staff Comment 5:         Please amend your filing to provide your assessment of internal control over financial reporting as of June 30, 2013. Otherwise, please tell us why this assessment is not required. In this regard, Instruction 1 to Item 308 of Regulation S-K indicates that this assessment is not required in a registrant’s first Form 10-K filing. As your first Form 10- K filing was for the fiscal year ending June 30, 2012, it appears that you are required to provide the information required by Item 308(a) of Regulation S-K. Also, although Section 103 of the Jumpstart Our Business Startups Act does not require you to provide the auditor attestation report required by Item 308(b), it does not provide for the exclusion of management’s assessment. To the extent you are required to provide your assessment of internal control over financial reporting, please tell us how this affects your conclusion that your disclosure controls and procedures at June 30, 2013 were effective as disclosed in the last paragraph on page 55.

Response:       We will revise the disclosure in the Amendment to include management’s assessment of internal control over financial reporting as of June 30, 2013. The disclosure shall read as follows:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The internal controls for the Company are provided by executive management's review and approval of all transactions.  Our internal control over financial reporting also includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.

Based on this assessment, management has concluded that as of June 30, 2013, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Due to the Company’s determination that an assessment of internal control over financial reporting was omitted from the 10-K filing and other factors, the Company will revise the disclosure controls and procedures disclosure in the Amendment to read as follows:

As required by SEC Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2013. Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that as of June 30, 2013, our disclosure controls and procedures were not effective to ensure the information required to be disclosed by an issuer in the reports it files or submits under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms relating to us, and was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Form 10-Q for the Quarterly Period Ended September 30, 2013 Notes to Consolidated Financial Statements

Note 21 – Subsequent Events, page F-16

Staff Comment 6:        Please tell us why you entered into new variable interest agreements on October 23, 2013. Although you characterize the new agreements as being substantially similar to the previous agreements, please tell us what provisions are different and tell us how/whether these changes impact your consolidation of the variable interest entities in the People’s Republic of China. Separately reference for us the authoritative literature you rely upon to support your accounting.

Response:      On September 26, 2013 several new PRC individual investors, namely Wang Yanyan, Chen Zhaohui, Yue Jing, Hou Weizhe, Zhang Yong, Chen Li (“Anhou New Investors”) and the original shareholders of Anhou, namely, Zhu Shuqin, Wei Qun, Fang Qunlei and Chen Yanxia (“Anhou Original Shareholders”) entered into a shareholders resolution of Anhou (the “Capital Increase Resolution”), pursuant to which, Anhou Original Shareholders and Anhou New Investors agreed to increase the registered capital of Anhou to RMB50 million ($8,165,895).

Due to PRC legal restrictions on foreign ownership and investment in the insurance agency businesses in China, particularly those based on qualifications as well as capital requirements of the investors, Able Capital Holding Co., Ltd., a limited liability company established and registered in Hong Kong, delegated four PRC individuals, namely Wang Yanyan, Chen Zhaohui, Hou Weizhe and Zhang Yong, to invest in Anhou on its behalf.

On October 24, 2013, Anhou Original Shareholders entered into share transfer agreements (the “Share Transfer Agreements”) with Hu Changrong, a PRC citizen (“Mr. Hu” together with Anhou New Investors, “Anhou Existing Shareholders”), respectively. Under the Share Transfer Agreements, Anhou Original Shareholders transferred all of their equity interests in Anhou to Mr. Hu for an aggregate transfer price of RMB10 million ($1,633,178).

As a result of the capital increase and the share transfer described above, on October 24, 2013, Zhengzhou Zhonglian Hengfu Business Consulting Co., Ltd. (the “WFOE”), Anhou and Anhou Existing Shareholders entered into a series of variable interest agreements (the “New VIE Agreements”). The New VIE Agreements have no differences from the old VIE agreements other than the change of shareholders in Anhou, pursuant to which, we believe that the WFOE is continuously the primary benefits/risk taker of Anhou, the VIE entity, and the consolidation shall not in any way be affected. Please refer to the 10-Q filed on November 12, 2013 for detailed disclosure.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Chuang Yung Chi
Chuang Yung Chi
Chief Financial Officer

CC:	The Nail Law Group